July 24, 2007

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Jeffrey Riedler and Sonia Barros, Division of Corporate Finance

Re:	Targanta Therapeutics Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 27, 2007
File No. 333-142842

Ladies and Gentlemen:

On behalf of Targanta Therapeutics Corporation (“Targanta” or the “Company”), we are submitting this letter in response to your comment letter dated July 9, 2007 with respect to Targanta’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will supplementally provide the Staff via overnight courier four copies of Amendment No. 2, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 2, as marked.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 56

1.	We acknowledge your revisions in response to our comment one. Please provide disclosures for how the fair value of the convertible preferred stock and common stock relate, given the applicable conversion ratios.

RESPONSE: In response to the Staff’s comment, the Company has amended this disclosure in Amendment No. 2 by specifically adding footnote #3 to the table commencing on page 59 and running through page 63.

Notes to Consolidated Financial Statements, page F-9

Note 7. Patent Costs, page F-23

2.	We acknowledge your response to our comment three. Please disclose that the patent costs are related to legal expenses.

RESPONSE: In response to the Staff’s comment, the Company has updated its disclosure in Note 7 of the Notes to Consolidated Financial Statements in Amendment No. 2 on this point.

Two International Place | Boston MA 02110 | t 617-248-5000 | f 617-248-4000 | choate.com

Securities and Exchange Commission

July 24, 2007

Note 9. Convertible Debt, page F-24

3.	With regard to the first and second tranche convertible notes, we acknowledge your response to our comment four. Based on your explanation and disclosures it appears there are two conversion options, one being during the next round of third party financing at which time the holder’s conversion price is based on the per share price paid in the third party financing therefore the number of shares to be issued is unknown. The other conversion option is based on the original Series B Redeemable Convertible Preferred Stock issue price, which the number of shares is known. The explanation in your response letter provides the scenario for the known number of shares in the second conversion option stated above. Since the conversion choice is at the option of the holder it would appear that you have no control over which conversion choice the holder would choose. Also, since you have not achieved the next round of third party financing at the time when the first and second tranche convertible notes were issued the number of shares the notes would be converted into is not known. Considering the number of shares could not be determined for one of the conversion choices upon issuance of the convertible notes, and the conversion option chosen was a decision of the holder, it appears you were not able to determine if you had sufficient authorized and unissued shares available to settle the contract. Based on all disclosed information about the debt contract it appears the embedded derivative should be bifurcated from the debt contract. Please bifurcate the embedded derivative from the debt contract in accordance with SFAS 133 or further advise us why this contract represents convertible debt with a beneficial conversion feature.

RESPONSE: The Company advises the Staff that it continues to believe that the first and second tranche convertible notes (the “Convertible Notes”) represent convertible debt with a beneficial conversion feature. The Company also advises the Staff that it has consulted on the accounting treatment for the Convertible Notes with the U.S. National Office of its Independent Registered Public Accounting Firm, who concurs with the accounting conclusion reached on this topic.

The Staff has indicated that the Convertible Notes provided two conversion options—one during the next round of qualifying third party financing and the other based on the original issue price of the Series B Redeemable Convertible Preferred Stock. The Company advises the Staff that the conversion into equity securities to be issued during the next round of qualifying third party financing was an automatic conversion feature that was not at the option of the holder. The Company has disclosed this fact in Note 9 to the consolidated financial statements on Page F-28 of the Registration Statement. The only conversion option that was at the option of the holder was the option to convert the Convertible Notes into Series B Redeemable Convertible Preferred Stock at the original issue price prior to the consummation of a next qualifying round of equity financing.

The Company believes that even though the number of shares into which the Convertible Notes would be converted in the next round of third party financing was not known at the time of issuance of the Convertible Notes, the determination of whether to execute a subsequent third-party financing and to ensure that there are sufficient authorized shares available into which the Convertible Notes would automatically convert was within the control of the Company.

Paragraph 19 of Emerging Issues Task Force 00-19, Accounting For Derivative Financial Instruments Indexed To, and Potentially Settled in, A Company’s Own Stock (“EITF 00-19”) indicates that if a company could be required to obtain shareholder approval to increase its number of authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares.

In order to consummate a subsequent third-party financing, the Company was required (a) to amend certain existing stockholder agreements to reflect the rights and obligations of the new round of third-party

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July 24, 2007

financing and (b) to amend the Company’s certificate of incorporation to authorize additional shares for issuance in the third-party financing. Amending these documents required the approval of (x) a majority of the Company’s Board of Directors, (y) the holders of at least 60% of the outstanding shares of the Company’s Series B Redeemable Convertible Preferred Stock and (z) a majority of the outstanding shares of the Company’s capital stock.

Under the Delaware General Corporation Law, the Company’s Board of Directors controls the Company. In addition, prior to the consummation of the Series C financing, four of the members of the Company’s Board of Directors, representing a majority of the Board, were employed by and appointed by certain stockholders that collectively held at least 60% of the Company’s Series B Redeemable Convertible Preferred Stock and at least a majority of the Company’s outstanding capital stock. As a result, it is reasonable to presume that if the Company’s Board of Directors approved of a third-party financing transaction, the stockholders designating those directors would also approve of that transaction.

Based on this, share settlement is within the control of the Company and the Company has concluded that there is no embedded derivative to bifurcate from the Convertible Notes.

4.	With regard to the convertible debentures and similar to the first and second tranche convertible notes, it appears there are two conversion options. The number of shares issuable in each conversion option appears to be unknown therefore it cannot be determined if you have sufficient authorized and unissued shares available to settle the contract. Based on all disclosed information about the debt contract it appears the embedded derivative should be bifurcated from the debt contract. Please bifurcate the embedded derivative from the debt contract in accordance with SFAS 133 or further advise us why this contract represents convertible debt with a beneficial conversion feature.

RESPONSE: The Company advises the Staff that it believes that the convertible debentures issued in December 2006 (the “Convertible Debentures”) represent convertible debt with a beneficial conversion feature. The Company also advises the Staff that it has consulted on the accounting treatment for the Convertible Debentures with the U.S. National Office of its Independent Registered Public Accounting Firm, who concurs with the accounting conclusion reached on this topic.

The Staff has indicated that there are two conversion options for the Convertible Debentures and that the number of shares issuable upon conversion of the Convertible Debentures in each conversion option appears to be unknown. In addition, the Staff has indicated that it concludes that one could not determine that the Company had sufficient authorized and unissued shares available to settle the Convertible Debentures.

The Company advises the Staff that, as disclosed on page F-30 of the consolidated financial statements included in the Registration Statement, the conversion of the Convertible Debentures into equity securities to be issued during the next round of third-party financing was an automatic conversion feature that was not at the option of the holder. The only conversion option that was at the option of the holder was the option, prior to the consummation of a next round of qualifying third-party financing, to convert the Convertible Debentures, plus accrued interest, into to be created shares of Series B-2 Convertible Redeemable Preferred Stock at a price equal to the lesser of (a) 75% of the issue price received for any class or series of the Company in connection with the last equity financing completed by the Company prior to the date upon which the convertible debentures may be converted; and (b) $123.00 per share. If no such shares of Series B-2 Convertible Redeemable Preferred Stock then existed, the conversion would have been into shares of the Company’s Series B Redeemable Convertible Preferred Stock.

The Company believes that even though the number of shares into which the Convertible Debentures would be converted in the next round of third-party financing or in a Series B-2 Convertible Redeemable Preferred

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July 24, 2007

Stock financing was not known at the time the Convertible Debentures were issued, the determination of whether to execute a subsequent financing and to ensure that there were sufficient authorized shares available into which the Convertible Debentures would automatically convert was within the control of the Company for the reasons noted in the response to Comment 3 above.

The Company also notes that since the Convertible Debentures were scheduled to mature on June 30, 2007, the Company had reserved a sufficient number of shares of its Series B Redeemable Convertible Preferred Stock to allow for the conversion of the principal amount of the Convertible Debentures plus accrued interest through June 30, 2007.

Based on this, share settlement was within the control of the Company and there was no embedded derivative to bifurcate from the Convertible Debentures.

5.	Supplementally, please provide us with a copy of the contract agreement for the first and second tranche convertible notes. Also tell us why these contracts are not filed as exhibits.

RESPONSE: The Company will supplementally provide copies of forms of both the first and second tranche convertible notes for the Staff’s review. The Company notes that it did not file the forms of first or second tranche convertible notes with the Securities and Exchange Commission because all of the outstanding convertible notes were terminated and converted into shares of the Company’s Series C-1 preferred stock (or Class C-1 exchangeable shares of the Company’s Ontario subsidiary) on January 31, 2007. As a result, no such securities remain outstanding.

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Please direct and general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5087, or, in my absence, Lee S. Feldman at (617) 248-4053. Thank you.

Sincerely,

/s/ William B. Asher, Jr.

Cc:	Mark Leuchtenberger, Targanta Therapeutics Corporation
George Eldridge, Targanta Therapeutics Corporation
Lee Feldman, Choate, Hall & Stewart LLP
Jolie Siegel, Choate, Hall & Stewart LLP